GRUPO FINANCIERO GALICIA S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
CUIT 30-70496280-7

Buenos Aires, April 15, 2010

To the

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are pleased to write to you in compliance with the provisions set forth by the National Securities Commission in order to inform you that the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. (the “Company”) was held on April 14, 2010 at 11:45 a.m. (the “April 14th Shareholders’ Meeting”), over which the accountant Antonio R. Garcés presided. The April 14th Shareholders’ Meeting was attended by 63 shareholders (the “Shareholders”), of which 33 were present in person and 30 were represented by proxy. The Shareholders were holders of 281,221,650 class “A” ordinary shares, with each share entitled to five votes, which represented both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 686,725,616 class “B” ordinary shares, with each share entitled to one vote, which represented both a capital stock value of 686,725,616 pesos and 597,815,893 votes, which resulted in a quorum of 77.97%.

Pursuant to the requirements of section 4, chapter II, Book I of the 2001 Amended Text, the summary of the resolutions adopted with respect to each item of the agenda of the April 14th Shareholders’ Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes.”

It was approved that the following two shareholders sign the minutes: Messrs. Arturo Santillán and Adolfo Tamini.

SECOND ITEM OF THE AGENDA: “Examination of the business affairs of our principal subsidiary, Banco de Galicia y Buenos Aires S.A. Discussion of the position to be adopted by the Company over some issues to be dealt with at the next shareholders’ meeting of Banco de Galicia y Buenos Aires S.A.”

It was approved that the agent of the Company will vote at the next shareholders’ meeting of Banco de Galicia y Buenos Aires S.A. to be held today (i) for the proposals made by the Board of Directors of Banco de Galicia y Buenos Aires S.A. when discussing items 1, 2, 3, 5, 6, 7, 10, 11, 12 and 13; (ii) for the approval of the performance of the Board of Directors and the Supervisory Syndics’ Committee; (iii) that the number of regular directors be fixed at seven (7) and that the number of alternate directors be fixed at five (5); it was also approved that he/she will vote for the election of the accountant Ignacio A. Gonzalez García and the re-election of Messrs. Guillermo J. Pando and Dr. Pablo M. Garat as regular directors, and the election of Dr. Juan Carlos Fossatti and the re-election of the accountants Osvaldo H. Canova and Julio Pedro Naveyra as alternate directors, all of which will be elected for a three-year term of office; (iv) for the election of Dr. Enrique M. Garda Olaciregui and for the re-election of the accountants Norberto D. Corizzo and Luis A. Díaz as regular syndics, and for the re-election of Messrs. Miguel N. Armando and Fernando Noetinger and accountant Ricardo A. Bertoglio as alternate syndics.

GRUPO FINANCIERO GALICIA S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
CUIT 30-70496280-7

THIRD ITEM OF THE AGENDA: "Examination of the Balance Sheet, Income Statement and other documents, as required by Section 234, subsection 1 of the Law of Commercial Companies, and the Annual Report and Report of the Supervisory Syndics’ Committee for the 11th fiscal year ended December 31, 2009.”

The documents under discussion were approved.

FOURTH ITEM OF THE AGENDA: “Treatment to be given to the fiscal year's results.”

It was approved that the Ps. 229,275,027.09 profit of the fiscal year be distributed as follows: a) the amount of Ps. 11,463,751.35 is to be allocated to the creation of the Legal Reserve, pursuant to Section 70 of Law 19,550; b) the remaining amount of Ps. 217,811,275.74 is to be allocated to the creation of a Discretionary Reserve in order to invest in projects of the Company and its subsidiaries and to foresee the payment of obligations assumed by the Company.

FIFTH ITEM OF THE AGENDA: “Approval of the performance of the Board of Directors and the Supervisory Syndics’ Committee.”

Evaluation and approval of the performance of the Board of Directors and the Supervisory Syndics’ Committee.

SIXTH ITEM OF THE AGENDA: “Compensation of the Supervisory Syndics’ Committee.”

It was approved to fix the compensation of the Supervisory Syndics’ Committee at the amount of Ps. 660,000.

GRUPO FINANCIERO GALICIA S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
CUIT 30-70496280-7

SEVENTH ITEM OF THE AGENDA: “Compensation of the Board of Directors.”

It was approved that, for the fiscal year under analysis, directors receive a compensation of Ps. 1,705,500. This amount includes salaries, social benefits and fees.

EIGHTH ITEM OF THE AGENDA: “Grant of authorization to the Board of Directors to make advance payments of directors’ fees to those directors who, during the fiscal year beginning January 1, 2010, qualify as “independent directors,” ad-referendum of the April 14th Shareholders’ Meeting that considers the documentation corresponding to said fiscal year.”

It was approved to authorize the Board of Directors to make advance payments of directors’ fees to those directors who are considered “independent directors,” ad-referendum of the decision taken at the April 14th Shareholders’ Meeting that considers the documentation corresponding to the fiscal year beginning January 1, 2010.

NINTH ITEM OF THE AGENDA: “Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s bylaws until the number of directors established at the April 14th Shareholders’ Meeting is reached.”

It was approved to fix the number of regular directors at nine (9) and the number of alternate directors at five (5). Also, it was resolved to elect Mr. Pablo Gutierrez and to re-elect Messrs Eduardo J. Escasany and Luis O. Oddone as regular directors for a three-year term of office.

TENTH ITEM OF THE AGENDA: “Election of three syndics and three alternate syndics for a one-year term of office.”

It was approved to appoint the lawyer Dr. Enrique M. Garda Olaciregui and the public accountants Norberto D. Corizzo and Luis A. Díaz as regular syndics for a term of one year, and the lawyers Miguel N. Armando, Fernando Noetinger and Horacio Tedín as alternate syndics.

GRUPO FINANCIERO GALICIA S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
CUIT 30-70496280-7

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the financial statements for fiscal year 2009.”

It was approved that the compensation for the accountant who certified the financial statements for fiscal year 2009 be fixed at Ps. 577,300.

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the financial statements for fiscal year 2010.”

It was approved to appoint the accountants Ignacio Javier Casas Rúa and Gabriel Martini as independent accountant and alternate accountant, respectively. Both accountants are from Price Waterhouse & Co. S.R.L

THIRTEENTH ITEM OF THE AGENDA: “Increase in the amount of the Global Program for simple short-, mid- and/or long-term Negotiable Obligations (the “Program”), non-convertible into shares for a maximum outstanding face value of up to US$ 60,000,000 (sixty million US Dollars) or the equivalent thereof in another currency, in the sum of up to US$ 40,000,000 (forty million US Dollars) or its equivalent in any other currency, bringing the Program to the sum of US$ 100,000,000 (one hundred million US Dollars) or its equivalent in any other currency. Delegation of the necessary powers to the Board of directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Board of Directors designates in accordance with the existing applicable rules, including the right to determine the remaining terms and conditions of the Program.”

At the April 14th Shareholders’ Meeting, the following items were approved: (i) the increase in the amount of the Program for simple short-, mid- and/or long-term Negotiable Obligations, which authorization has been provided by the National Securities Commission through Resolution N° 16.113 dated April 29th 2009, in the sum of up to US$ 40,000,000 (forty million US Dollars), bringing the Program to the sum of up to US$ 100,000,000 (one hundred million US Dollars) or its equivalent in any other currency; and (ii) the ratification of the necessary powers that have been delegated to the Board of Directors and/or sub-delegated to one or more of its members and/or to one or more members of the Company’s management and/or to whomever the Board of Directors designates in accordance with the existing applicable rules, as determined at the Shareholders´ Meeting held on March 9, 2009 and enumerated in the Third Item of the Agenda of said meeting, and additionally, the delegation to the Board of Directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company’s management and/or to whomever the Board of Directors designates in accordance with the existing applicable rules of the necessary powers to determine the appropriate time in which to submit to the corresponding agencies the approval of the increase in the amount of the Program.

GRUPO FINANCIERO GALICIA S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
CUIT 30-70496280-7

FOURTEENTH ITEM OF THE AGENDA: “Correction of confusing wording related to the 4th article, section e., point b. of the Company’s bylaws.”

At the April 14th Shareholders’ Meeting, the proposal to correct confusing wording related to the 4th article, section e., point b. of the Company’s bylaws was approved. As a result, the 4th article is now worded as follows:

ARTICLE 4: A. The Company’s subscribed and paid-in capital stock as of May 15, 2000 amounts to five hundred and forty-three million pesos (Ps. 543,000,000) divided into and represented by five hundred and forty-three million shares of common stock having par value of Ps. 1 (One Peso) each, of which two hundred and eighty-one million, two hundred and twenty-one thousand, six hundred and fifty (281,221,650) are Class “A” shares, carrying five votes each. The remaining shares, that is to say, two hundred and sixty-one million, seven hundred and seventy-eight thousand, three hundred and fifty (261,778,350) shares are Class “B” shares and carry one vote each. B. By resolution adopted at the General Extraordinary Shareholders’ Meeting held on May 16, 2000, it was decided that the capital stock would be increased up to the amount resulting from the Public Offering of Exchange of Shares decided on at said Meeting. Upon conclusion of said exchange, as evidenced in deed number 650, dated July 27, 2000 and entered by Notary Eduardo A. Díaz (filed with the Inspecting Board of Legal Entities on August 9, 2000, under Number 11670, Book 12, Volume of Stock Companies, Inspecting Board of Legal Entities consecutive number 1671058), the Company’s capital stock amounted to one billion, ninety-two million, four hundred and seven thousand and seventeen pesos (Ps. 1,092,407,017) divided into and represented by one billion, ninety-two million, four hundred and seven thousand and seventeen shares (1,092,407,017) having par value of one peso (Ps. 1) each, of which two hundred and eighty-one million, two hundred and twenty-one thousand, six hundred and fifty (281,221,650) are Class “A” shares, carrying five votes each. The remaining shares, that is to say, eight hundred and eleven million, one hundred and eighty-five thousand, three hundred and sixty-seven (811,185,367) shares are Class “B” shares and carry one vote each. All of the shares are book-entry shares. C. As from the date hereof, the capital stock shall be the amount resulting from the subscription of the latest capital increase approved, and any changes in the capital stock of the Company shall be reflected in the Company’s balance sheets. D. While the Company is authorized to make a public offering of its shares, the shareholders may, at an Ordinary Shareholders’ Meeting, pursuant to Section 188 of Law 19,550, increase the capital stock subject to no limitation and without having to amend its Bylaws. Upon each capital increase, the characteristics of the new shares to be issued shall be determined. The Board of Directors may be granted authority to make the issues when so deemed advisable, as well as to determine the form and terms of payment of the shares. E. The division of shares into Class “A” and Class “B” shares shall be automatically rendered ineffective in the following cases: a. Should the only current holder of the Class “A” shares, i.e. EBA Holding S.A., sell all those Class “A” shares or such a number thereof that, considering the plural vote of the Class “A” shares, the buyer would obtain half of the votes plus one vote out of the total number of votes of Grupo Financiero Galicia S.A.; b. Should  holders of Class “A” shares of EBA Holding S.A., as per the list of such shareholders included in the Minutes of the Shareholders´ Meeting Number 1 of said company, corresponding to the General Extraordinary Shareholders’ Meeting held on October 12, 1999 (filed with the Registry under Number 18,036, Book 8, Volume of Stock Companies per shares, IGJ’s consecutive number 1670663), transfer shares that in the aggregate have the right to cast more than half of the total votes at any Ordinary Shareholders’ Meetings of EBA Holding S.A. to third parties other than (i) other holders of Class “A” shares, or (ii) their descendants, or (iii) their respective heirs, or (iv) spouses to whom Class “A” shares may be granted due to the separation of marital property.

Yours sincerely,

Pedro A. Richards
Attorney in fact